        AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 6, 1997


                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

              ---------------------------------------------------------

                                   AMENDMENT NO. 4
                                  (FINAL AMENDMENT)
                                  TO SCHEDULE 13E-4

                            ISSUER TENDER OFFER STATEMENT
        (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                WMX TECHNOLOGIES, INC.
                                 (NAME OF THE ISSUER)

                                WMX TECHNOLOGIES, INC.
                          (NAME OF PERSON FILING STATEMENT)

                       COMMON STOCK, PAR VALUE $1.00 PER SHARE
                            (TITLE OF CLASS OF SECURITIES)

                                     92929Q 10 7
                        (CUSIP NUMBER OF CLASS OF SECURITIES)

                                HERBERT A. GETZ, ESQ.
                 SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                                WMX TECHNOLOGIES, INC.
                                3003 BUTTERFIELD ROAD
                              OAK BROOK, ILLINOIS 60521
                              TELEPHONE:  (630) 572-8800
                    (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                   AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                        ON BEHALF OF PERSON FILING STATEMENT)

              ---------------------------------------------------------

                                    APRIL 1, 1997
                         (DATE TENDER OFFER FIRST PUBLISHED,
                          SENT OR GIVEN TO SECURITY HOLDERS)

              ---------------------------------------------------------

                              CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
    TRANSACTION VALUE                              AMOUNT OF FILLING FEE
      $1,050,000,000                                       $210,000
--------------------------------------------------------------------------------


    Calculated solely for the purpose of determining the filing fee, based upon the purchase of 30,000,000 shares at $35.00 per share.


    /x/   Check box if any part of the fee is offset as provided by rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.


Amount Previously Paid: $210,000           Filing Party:  WMX Technologies, Inc.
Form or Registration No.: Schedule 13E-4   Date Filed:  April 1, 1997

This Amendment No. 4 relates to the Schedule 13E-4 filed by WMX Technologies, Inc., a Delaware corporation (the "Company"), on April 1, 1997, as amended on April 9, 1997, April 24, 1997, and April 29, 1997 (the "Schedule 13E-4"). All terms used herein unless otherwise defined shall have the same meaning as in the Schedule 13E-4. The Schedule 13E-4 is hereby amended as follows:





ITEM 8. ADDITIONAL INFORMATION

    Paragraph (e) of Item 8 of the Schedule 13E-4 is amended to add the following:


    On May 6, 1997, the Company issued a press release announcing the final results of the Offer, which expired at 12:00 midnight, New York City time, on Monday, April 28, 1997. Pursuant to the Offer, the Company accepted for payment 30 million Shares at a price of $30.00 per Share, which is the Purchase Price for the Offer. The final proration factor for the Offer is approximately 34.04 percent.

    The Company expects Harris Trust and Savings Bank, the depository for the Offer, to begin issuing payment on May 6, 1997, for the Shares accepted under the Offer and to return unpurchased Shares promptly.


ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

    Item 9 of the Schedule 13E-4 is amended to add the following exhibits:

    (a)(14)   Text of Press Release issued by the Company, dated May 6, 1997.

                                      SIGNATURE


    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to Schedule 13E-4 is true, complete and correct.

May 6, 1997                                 WMX TECHNOLOGIES, INC.

                                            By:   /s/  John D. Sanford
                                                -------------------------------
                                                 John D. Sanford
                                                 Senior Vice President
                                                 and Chief Financial Officer

EXHIBIT INDEX
  EXHIBIT
    NO.                             DESCRIPTION
-----------   ----------------------------------------------------------------
    (a)(1)    Form of Offer to Purchase, dated April 1, 1997.*

    (2) Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on Substitute IRS Form W-9).*

    (3)       Form of Notice of Guaranteed Delivery.*

    (4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

    (5) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

    (6)       Text of Press Release issued by the Company, dated March 31,
              1997.*

    (7)       Form of Summary Advertisement, dated April 1, 1997.*

    (8) Form of Letter to Stockholders of the Company, dated April 1, 1997, from Dean L. Buntrock, Chairman of the Board and Chief Executive Officer of the Company.*

    (9) Guidelines for Certification of Taxpayer Identification Number of Substitute IRS Form W-9.*

    (10) Text of Press Release issued by the Company, dated April 8, 1997 (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated April 1, 1997).**

    (11) Text of Press Release issued by the Company, dated April 22, 1997 (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated April 22, 1997)**


    (12)      Text of Press Release issued by the Company, dated April 28,
              1997.*


    (13) Text of Press Release issued by the Company, dated April 29, 1997 (incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K dated April 28, 1997). **


    (14)      Text of Press Release issued by the Company, dated May 6, 1997.


    (b)       Not applicable.

    (c)       Not applicable.

    (d)       Not applicable.

    (e)       Not applicable.

    (f)       Not applicable.

    (g)(1) Management's Discussion and Analysis of Financial Condition and Results of Operations (incorporated by reference to Exhibit 13.1 to the Company's Annual Report on Form 10-K for the Year Ended December 31, 1996).**

    (2) Consolidated Financial Statements of the Company and Notes thereto (incorporated by reference to Exhibit 13.2 to the Company's Annual Report on Form 10-K for the year Ended December 31, 1996).**

-------------------
*   Previously filed as an exhibit to the Schedule 13E-4.
**  The Company's Commission File Number is 1-7327.